EXHIBIT U

                          OTHER INFORMATION REGARDING
                          FRED ALGER MANAGEMENT, INC.

      The directors and principal executive officer of Fred Alger Management, Inc. and their principal occupations are as shown below. The business address of each such person, unless otherwise indicated, is 75 Maiden Lane, New York, New York 10038.

NAME AND POSITION
WITH PORTFOLIO MANAGER   PRINCIPAL OCCUPATION
----------------------   --------------------

Frederick M. Alger       Chairman of the Board of Fred Alger Management, Inc.
  Chairman of the Board

David D. Alger           President and Director of Fred Alger Management, Inc.
  President and Director

Gregory S. Duch          Executive Vice President, Treasurer and Director of
  Executive Vice         Fred Alger Management, Inc.
  President,Treasurer
  and Director

     Fred Alger Management, Inc. also acts as adviser or sub-advisor to several registered investment companies having similar investment objectives and policies to those of the Small Cap Series. The table below sets forth the name of each such investment company, its approximate net assets, and the annual advisory fee (as a percentage of average daily net assets).

NAME OF COMPANY                    NET ASSETS     ADVISORY FEE
---------------                    ----------     ------------
As Sub-advisor:

  Provident Mutual Growth Fund     $21 million    .50%

  Mutual of America
  All-American Fund                $62 million    .45%

As Advisor:

  The Alger Fund--Alger
  Small Capitalization Portfolio   $590 million   .85%

  The Alger American
  Fund--Alger American
  Small Capitalization
  Portfolio                        $1.3 billion   .85%

  The Alger Retirement Fund--Alger
    Small Cap Retirement
    Portfolio                      $30 million    .85%

                                       U-1
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